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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 12, 2018

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

 Re: Ohio National Variable Account A (“Registrant”)

ONcore Wrap Individual Variable Annuity

Post-Effective Amendment No. 36

File Nos. 811-01978 & 333-134982

Dear Ms. Hahn:

This letter responds to comments of the Staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on April 5, 2018. Registrant filed the Post-Effective Amendment with the Commission on February 20, 2018 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 6 other post-effective amendments with the Commission on February 20, 2018 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “ONLIC filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

1. General Comment – Please respond to the comments via EDGAR Correspondence. Please confirm that all missing or bracketed information, including financial information and exhibits, will be included in a following post-effective amendment.

Response: Registrant confirms that any missing or bracketed information, including financial information and exhibits, will be included in the 485(b) post-effective amendments.

2. Company Acknowledgement – In lieu of the “Tandy” representation, the Staff reminds the Registrant and Depositor and their management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Commission has reminded us that Registrant and Depositor and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

3. Specific Comments on Filings – The comments are given as to ONcore Wrap. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, our responses are applicable to each such filing and changes will be made to each applicable filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 13	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 13	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 12	811-01978	333-182249
ONcore Lite III, Post-Effective Amendment No. 24	811-01978	333-164075
ONcore Wealth Foundation, Post-Effective Amendment No. 21	811-01978	333-171785
ONcore Select, Post-Effective Amendment No. 4	811-01978	333-212677

4. Rate Sheet defined terms – Please add definitions for terms like “MAW Rates” or cross-reference to where the definitions can be found in the prospectus.

Response: The second paragraph of the Rate Sheet Supplement has been revised as follows:

This Supplement relates to certain optional guaranteed lifetime withdrawal benefit (“GLWB”) riders we offer. This Supplement declares the annual credit rate, maximum annual withdrawal rates (“MAW Rates”), rider charge and investment restriction allocation requirements applicable to the Income Opportunity GLWB and GLWB Preferred I.S. riders for contracts that are applied for during the effective dates detailed below. Please see "Income Opportunity GLWB" and "GLWB Preferred I.S." in the "Optional Guaranteed Lifetime Withdrawal Benefit ('GLWB') Riders" section in the prospectus for more information.

5. Rate Sheet rider names – Please define the riders the first time they are mentioned or cross reference where the rider names can be found in the prospectus.

Response: The rider names included in the Rate Sheet Supplement are the names of the riders in the prospectus and are not specific defined terms. The second paragraph of the Supplement, however, has been revised as included in item 4 above to include a definition of GLWB and cross references to the sections of the prospectus that contains the rider descriptions.

6. Rate Sheet Supplement – Notice for change in rates – Please specify how investors will receive prior notice of changes in rates pursuant to a new Rate Sheet Supplement.

Response: Registrant has revised the fourth sentence of the fourth paragraph of the Supplement as follows:

We will not amend the terms of a Rate Sheet Supplement that has no specified end date unless we provide a minimum of 10 business days prior written notice.

7. Rate Sheet Supplement – MAW Rate – As most of the terms related to the rates included in the Supplement are not abbreviated, please consider spelling out MAW Rate.

Response: MAW Rate is a term commonly used in reference to the Registrant’s GLWB riders. It is a defined term in the prospectus. Additionally, as included in item 4 above, a definition of MAW Rates has been added to the Supplement.

8. Prospectus – Fee Table – For the optional riders, please revise the Fee Table so that the maximum charges appear before the current charges.

Response: The Fee Table has been revised to move the current charges from the left column to the right column underneath the maximum charge. An excerpt from the Fee Table as an example is below:

Rider	Maximum Charge
GPP (2012) (applied for on or after November 16, 2015)	1.30% of your average annual guaranteed principal amount (currently 0.65%)

9. Prospectus – Fixed Accumulation Account – Please delete the next to the last sentence in the first paragraph that the SEC has not reviewed disclosures related to the fixed account as the Staff has reviewed the disclosures and the disclosures related to the fixed account are subject to the disclosure requirements of the Securities Act.

Response: The requested change has been made.

10. Prospectus – References to Rate Sheet Supplement – Each time the process to update a Rate Sheet Supplement is referenced, please clarify how investors will receive notice.

Response: Registrant has revised each description of the process to update a Rate Sheet Supplement to state as follows:

The terms of a Rate Sheet Supplement with no specified end date may not be amended unless we provide at least 10 business days prior written notice.

11. Prospectus – Income Opportunity GLWB -- Examples – Please consider using indentations or bullets to revise some of the numerical examples in the Income Opportunity GLWB description to set them apart.

Response: The Excess Withdrawals section of the Income Opportunity GLWB description has been revised as follows:

Excess withdrawals.

The GLWB base is reduced by any excess withdrawals. An excess withdrawal is the amount by which a withdrawal exceeds the maximum annual withdrawal under this rider. For example, assume the maximum annual withdrawal you may withdraw is $5,000 under the Income Opportunity GLWB rider and in one contract year you withdraw $6,000. The $1,000 difference between the $6,000 withdrawn and the $5,000 maximum annual withdrawal limit would be an excess withdrawal. An excess withdrawal will reduce your GLWB base by the greater of (a) the same percentage the excess withdrawal reduces your Contract Value (i.e. pro-rata) or (b) the dollar amount of the excess withdrawal.

Example of pro-rata reduction with a $1,000 excess withdrawal

Assume the following:

• GLWB base: $100,000 (at the beginning of the contract year)

• MAW Rate: 5% ($5,000 maximum annual withdrawal)

• Withdrawal amount: $6,000

Further assume your Contract Value is $90,000 prior to the withdrawal. First we process that portion of the withdrawal up to your maximum annual withdrawal, which is $5,000. Your GLWB base remains $100,000 and your Contract Value decreases to $85,000. Then we process that portion of the withdrawal in excess of your maximum annual withdrawal, which is $1,000. Because you have already taken your maximum annual withdrawal, the $1,000 withdrawal will reduce the GLWB base. Your GLWB base will be reduced to $98,824, i.e. $100,000 x (1 — $1,000/$85,000) because the pro-rata reduction of $1,176 is greater than the dollar amount of your $1,000 excess withdrawal. Your Contract Value will be reduced to $84,000.

Example of a dollar for dollar reduction with a $1,000 excess withdrawal

Assume the same facts above except your Contract Value prior to the withdrawal is $120,000. After we process the maximum annual withdrawal portion of your withdrawal, $5,000, your GLWB base remains $100,000 and your Contract Value is $115,000. After we process the portion of your withdrawal in excess of your maximum annual withdrawal, your GLWB base will be reduced to $99,000 ($100,000 — $1,000) because the dollar for dollar reduction of $1,000 is greater than the pro-rata reduction of $870 ($1,000/$115,000 x $100,000). Your Contract Value will be reduced to $114,000.

Because the allowable annual withdrawals under the Income Opportunity GLWB rider begin when the annuitant is 59½, any withdrawal under the contract prior to the annuitant reaching age 59½ is an excess withdrawal. Since excess withdrawals reduce your GLWB base by the greater of pro-rata or the dollar amount of the excess withdrawal, any withdrawals you take before the annuitant is 59½ may significantly reduce or eliminate the lifetime maximum annual withdrawals under this rider.

Additionally, the fourth through sixth paragraphs of the Lifetime Annuity Period section of the Income Opportunity GLWB have been revised as follows:

If your Contract Value goes to zero other than because of an excess withdrawal before the annuitant is 59½ years old, the Lifetime Annuity Period is deferred until the annuitant reaches age 59½. In determining whether your Contract Value goes to zero because of an excess withdrawal, we will first calculate your Contract Value for that valuation period and then determine the effect of an excess withdrawal on your Contract Value. If a decline in market value and the then allowable withdrawal reduce your Contract Value to zero on a day you requested an excess withdrawal, we will not pay you the excess withdrawal since you do not have any Contract Value left based upon the non-excess portion of your requested withdrawal. You will, however, still be eligible to enter the Lifetime Annuity Period. If the excess withdrawal reduces your Contract Value to zero, you will not be eligible to enter the Lifetime Annuity Period and your rider will terminate. You should carefully consider any withdrawal that may totally deplete your Contract Value and should talk to your registered representative to determine whether the withdrawal would be appropriate for you.

Example of the effect on the Lifetime Annuity Period of a withdrawal and decline in Contract Value

Assume the following:

• Maximum annual withdrawal: $5,000

• Withdrawal amount: $6,000

• Decline in Contract Value due to the market: $500 (on the day you request the withdrawal)

Further assume your Contract Value is $5,500. We first process the change in Contract Value due to the market and the allowable withdrawal, which reduces your Contract Value to zero ($5,500 — $500 market decline — $5,000 allowable withdrawal). You cannot take the $1,000 excess withdrawal since your Contract Value is zero, but you will be eligible to enter the Lifetime Annuity Period and receive monthly payments equal to one-twelfth of your current maximum annual withdrawal.

Assume the same facts above except your Contract Value is $6,000. We first process the change in Contract Value due to the market and the allowable withdrawal, which reduces your Contract Value to $500 ($6,000 — $500 market decline — $5,000 allowable withdrawal). We then process the excess withdrawal. Since your Contract Value is $500, you may only take another $500. The excess withdrawal reduces your Contract Value to zero; therefore, you will not be eligible to enter the Lifetime Annuity Period.

12. Prospectus – Optional Death Benefit Riders – Please consider revising the subheading “Charge” included in descriptions of certain optional death benefit riders to be more specific.

Response: For each instance where “Charge” is a subheading within an optional death benefit rider or living benefit rider section, the subheading has been revised to “Rider Charge.”

13. Prospectus – Income Opportunity GLWB -- Charge – Please clarify whether the Income Opportunity GLWB rider terminates or continues if the owner opts out of a charge increase.

Response: The requested change has been made in the fourth sentence of the second paragraph of the Charge section of the Income Opportunity GLWB description which has been revised as follows:

We may increase the charge for the Income Opportunity GLWB rider on any contract anniversary once your rider reaches the third anniversary. For the Income Opportunity GLWB, we guarantee the charge will not exceed 2.50% of the GLWB base. You may opt-out of an increase in the charge by notifying us in writing, or in any other manner acceptable to us, within 30 days of the contract anniversary. If you do opt-out, your rider will continue but one or more of the following may occur: (i) your MAW Rate will be reduced by an amount determined by us, up to a maximum of 1.00%, (ii) you will lose all future annual step-ups, or (iii) you will no longer be eligible for increases in your MAW Rate due to a step-up of the GLWB base to the then current Contract Value. We will specify which will occur in the prior written notice we send you setting forth the new charge rate and effective date of the increase. If you opt-out of the charge increase, your annual rider charge will continue to be assessed at the same rate that is in effect prior to the notice of the increase.

14. Prospectus – Income Opportunity GLWB -- Charge – Please clarify whether the owner must continue to pay the original charge for the Income Opportunity GLWB rider if the owner opts out of a charge increase.

Response: The requested change has been made by adding an additional sentence at the end of the second paragraph of the Charge section of the Income Opportunity GLWB description which is included above in item 13.

15. Prospectus – RMDs – Please define “RMD” the first time the term is used in the prospectus.

Response: The following definition has been added to the Glossary section of the prospectus:

Required Minimum Distribution or RMD – The minimum amount that you must withdraw each year from your qualified retirement plans starting in the calendar year following the year in which you reach age 70 ½.

16. Prospectus – RMD treatment – Please define or explain “RMD treatment”.

Response: The following definition has been added to the Glossary section of the prospectus:

RMD treatment – RMD treatment means that you may take your Required Minimum Distribution, even if it exceeds what would otherwise be the allowable annual withdrawal amount, without it being treated as an excess withdrawal under your rider. Certain conditions apply in order to receive RMD treatment. Please see "Optional Death Benefit Riders" and "Optional Guaranteed Lifetime Withdrawal Benefit (‘GLWB’) Riders" for more information.

17. Prospectus – Income Opportunity (Joint Life)– Please consider adding “or” or “and” at the end of the third bullet point in the fourth paragraph under the heading “Income Opportunity GLWB (Joint Life).”

Response: The language has been revised to add “or” after the third bullet item in the list.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Vice President and Counsel